UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Joe’s Jeans Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

47777N101

(CUSIP Number)

Daniel Fireman

c/o Fireman Capital Partners, LLC

Watermill Center

800 South Street, Suite 600

Waltham, MA 02453

With a copy to:

Todd Finger

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173-1922

1-212-547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. Fireman Capital CPF Hudson Co-Invest LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,561,274[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,561,274[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,561,274[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.36%[2]
14.	Type of Reporting Person (See Instructions) PN

1. Consists of 5,561,274 shares of Common Stock (as defined below) issuable upon conversion of the Subordinated Convertible Note (as defined below), unless cash is paid at conversion.

2. Based on the sum of (i) 69,968,208 shares outstanding as of July 10, 2015, according to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on July 10, 2015, plus (ii) 5,561,274 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as defined below), and therefore deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934.

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1.	Names of Reporting Persons. Daniel Fireman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,561,274[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,561,274[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,561,274[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.36%[2]
14.	Type of Reporting Person (See Instructions) IN

1. Consists of 5,561,274 shares of Common Stock (as defined below) issuable upon conversion of the Subordinated Convertible Note (as defined below), unless cash is paid at conversion.

2. Based on the sum of (i) 69,968,208 shares outstanding as of July 10, 2015, according to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on July 10, 2015, plus (ii) 5,561,274 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note (as defined below), and therefore deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934.

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Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.10 par value (the “Common Stock”), of Joe’s Jeans Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2340 South Eastern Avenue, Commerce, California 90040.

Item 2.	Identity and Background

This statement is filed on behalf of Fireman Capital CPF Hudson Co-Invest LP, a Delaware limited partnership (“Fireman”) and Daniel Fireman, a United States citizen (Mr. Fireman and together with Fireman, the “Reporting Persons”) who controls Fireman. The management of Fireman is set forth in Schedule A. The principal business of the Reporting Persons is managing investments. The principal business office of the Reporting Persons is c/o Fireman Capital Partners, LLC, Watermill Center, 800 South Street, Suite 600, Waltham, MA 02453

During the last five years, neither of the Reporting Persons, nor any of the entities listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

The Reporting Persons and Peter Kim (“Mr. Kim”), the chief executive of the Issuer’s wholly owned subsidiary, Hudson Clothing, LLC, (“Hudson Clothing”), may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), although nothing contained herein shall be deemed an admission by the Reporting Persons that a group exists.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Stock Purchase Agreement, dated as of July 15, 2013 and amended as of September 30, 2013 (the “Stock Purchase Agreement”), by and among the Issuer, Hudson Clothing Holdings, Inc. (“Hudson Holdings”), Fireman, Mr. Kim and such other parties set forth on the signature pages thereto, the Issuer purchased all of the outstanding equity interests of Hudson Holdings from Fireman and the other holders of equity interests in Hudson Holdings. Under the Stock Purchase Agreement, Fireman was issued the Subordinated Convertible Note, dated as of September 30, 2013 (the “Subordinated Convertible Note”), in the principal amount of $9,560,048.75. Since the issuance of the Subordinated Convertible Note, the Issuer had, as of August 10, 2015, paid interest in the form of PIK Interest (as defined below) in the approximate amount of $339,018.91 for aggregate principal amount due on the Subordinated Convertible Note, as of August 10, 2015, of approximately $9,899,068.

Item 4.	Purpose of Transaction

Fireman acquired the Subordinated Convertible Note in September 2013 for investment purposes. The Subordinated Convertible Note is convertible, until March 31, 2019, at a conversion price of $1.78, into shares of Common Stock, cash, or a combination on of cash and Common Stock, at the Issuer’s election. This statement on Schedule 13D is being filed because, in light of the matters discussed below, the Issuer would not currently be able to elect a conversion settlement other than in shares of Common Stock. Therefore, the Reporting Persons may be deemed to be the beneficial owners of the shares of common Stock that could be acquired if they exercised their right to convert the principal and PIK Interest on the Subordinated Convertible Note. If the aggregate principal amount of $9,899, 068, as of August 10, 2015, were converted to Common Stock, Fireman would receive 5,561,274 shares of Common Stock. Under the terms of the Subordinated Convertible Note, as further described below, additional PIK Interest will continue to accrue on the Subordinated Convertible Note increasing the number of shares issuable upon conversion.

In November 2014 and subsequently, the Issuer announced that it had received notices of default under its senior credit agreements. In February 2015, Fireman retained B. Riley & Co., LLC as financial advisor (Mr. Kim had already engaged them) and legal advisors to assist Fireman in an analysis of its alternatives.

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In February 2015, the Issuer publicly disclosed that it had engaged Carl Marks Advisory Group to assist the Issuer’s board of directors in its exploration of strategic and financing alternatives to resolve the Issuer’s outstanding events of default with its lenders under its senior credit agreements. The Reporting Persons, together with Mr. Kim, are currently in discussions with the Issuer and a third party concerning the treatment of the subordinated convertible notes, including the Subordinated Convertible Note, in connection with a potential transaction that is being discussed by the Issuer and the third party which could result in the acquisition by Fireman of shares of Common Stock. The Reporting Persons intend to continue to discuss these matters with the third party, the Issuer and Mr. Kim. However, there can be no assurance that the parties will enter into definitive agreements with respect to any such transaction or, if the parties do enter into definitive agreements, that any such transaction will be completed.

If discussions with the third party do not continue, the Reporting Persons will continue to review its interest in the Issuer, including the Subordinated Convertible Note. The factors that the Reporting Persons may consider in evaluating their interest in the Issuer include the following: (i) the Issuer’s businesses and prospects, including but not limited to the Issuer’s defaults under its senior credit agreements and its ability to reach a resolution of such matters with the senior lenders; (ii) the interest of other parties in the Issuer; (iii) the contractual provisions, limitations and other terms of the Subordinated Convertible Note; (iv) general economic conditions and stock market conditions; and (v) other plans and requirements of Fireman. Depending on its evaluation of these factors, the Reporting Persons may from time to time seek to increase or decrease their investment in the Issuer; engage in discussions with third parties regarding the Issuer and its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization and their interests therein and any plans and proposals they may have with respect thereto; engage in discussions with management of the Issuer concerning its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization; and either individually or together with others make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentage of beneficial ownership reported in this Item 5, and on the Reporting Persons’ cover pages to this Schedule 13D, is based on the sum of (i) 69,968,208 shares outstanding as of July 10, 2015, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended May 31, 2015, filed with the SEC on July 10, 2015, plus (ii) 5,561,274 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934.

(c) Neither of the Reporting Persons has effected any transactions in shares of the Common Stock during the 60 days prior to the filing of this Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock that may be issued upon conversion of the Subordinated Convertible Note.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Subordinated Convertible Note was issued to Fireman in connection with the Stock Purchase Agreement. Pursuant to the terms of the Stock Purchase Agreement, the Issuer purchased all of the outstanding equity interests in Hudson Holdings for an aggregate purchase price consisting of approximately $64.8 million in cash and approximately $32.4 million in convertible notes, of which the Subordinated Convertible Note was one. The Issuer also issued promissory notes, bearing no interest, for approximately $1.2 million in aggregate principal amount that was payable on April 1, 2014 to certain optionholders of Hudson Holdings.

The Subordinated Convertible Note is structurally and contractually subordinated to the Issuer’s senior debt and matures on March 31, 2019. The Subordinated Convertible Note accrues interest quarterly on the outstanding principal amount (i) from September 30, 2013 until November 30, 2014 at a rate of 6.5% per annum, which was payable 3.0% in cash and 3.5% in additional notes (“PIK Interest”), (ii) from December 1, 2014 until the earlier to occur of the date of conversion of the Subordinated Convertible Note or September 30, 2016 at a rate of 6% per annum, which interest will be payable in cash, and

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(iii) from October 1, 2016 until the earlier to occur of the date of conversion of the Subordinated Convertible Note or the date such principal amount is paid in full at a rate of 7.0% per annum, which interest will be payable in cash. Payment of interest at the cash pay rate under clause (ii) or (iii), as applicable, for any payment date will be subject to satisfaction of the following conditions: (i) the issuance of the financial statements of the Issuer and its consolidated subsidiaries for the fiscal quarter ending November 30, 2014 and for each fiscal quarter occurring thereafter, (ii) the “Leverage Ratio” (as defined in a term loan credit agreement (the “Term Loan Credit Agreement”) with Garrison Loan Agency Services LLC, as administrative agent, collateral agent, lead arranger, documentation agent and syndication agent, and the lenders party thereto) as of the most recently ended fiscal quarter is less than 3.21x to 1.00 and (iii) the “Excess Availability” (as defined in the Term Loan Credit Agreement) as of such date shall not be less than $18,000,000 (which Excess Availability may be comprised of up to $4,000,000 in Unrestricted Cash (as defined in the Term Loan Credit Agreement)). If such conditions are not satisfied as of any interest payment date, then the cash component of such interest payment will be payable 7.68% in cash and the remainder will be payable in PIK Interest. The Subordinated Convertible Note is convertible until March 31, 2019, into shares of Common Stock, cash, or a combination of cash and Common Stock, at the Issuer’s election.

The Issuer also entered into a Registration Rights Agreement, dated as of September 30, 2013 (the “Registration Rights Agreement”), with the holders of various convertible notes, including Fireman. Pursuant to the Registration Rights Agreement, at any time following the 10- month anniversary of the date of the Registration Rights Agreement, any holder or group of holders that, together with its or their affiliates (collectively, a “Demanding Stockholder”) holds more than 20% of the shares issued or issuable pursuant to the relevant convertible notes (the “Registrable Shares”) will have the right to require the Issuer to prepare and file a registration statement on Form S-1 or S-3 or any similar form or successor to such forms under the Securities Act of 1933, as amended (the “Securities Act”), or any other appropriate form under the Securities Act or the Exchange Act for the resale of all or part of its Registrable Shares. The Demanding Stockholders will collectively have the right to require up to two registration statements on Form S-1 and an unlimited number of registration statements on Form S-3. Additionally, the Registration Rights Agreement allows for piggy back registration rights, subject to certain limitations as described therein, which allows each holder of Registrable Shares to participate in the registration statement each time the Issuer or another holder of Registrable Shares proposes to conduct a sale of its Common Stock to the public.

Fireman and the Issuer have also entered into a Confidentiality and Nondisclosure Agreement, dated as of July 15, 2015 (the “Confidentiality Agreement”), pursuant to which Fireman agreed to certain confidentiality and use restrictions applicable to certain information disclosed to him by the Issuer.

The summary of the Subordinated Convertible Note set forth in Items 3 and 4 is incorporated here by reference. Each of the foregoing summaries of the Stock Purchase Agreement, the Subordinated Convertible Note, the Registration Rights Agreement and the Confidentiality Agreement is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Stock Purchase Agreement, as amended, which is set forth in Exhibits 1 and 2, and incorporated into this Item 6 by reference, by the Subordinated Convertible Note, which is set forth in Exhibit 3, and incorporated into this Item 6 by reference, by the Registration Rights Agreement, which is set forth in Exhibit 4, and incorporated into this Item 6 by reference, and by the Confidentiality Agreement, which is set forth in Exhibit 5, and incorporated into this Item 6 by reference.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, dated as of July 15, 2013, by and among Joe’s Jeans Inc., Hudson Clothing Holdings, Inc., Fireman Capital CPF Hudson Co-Invest LP, Peter Kim, Paul Cardenas, Tony Chu, and certain optionholders of Hudson Clothing Holdings, Inc. named therein (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 19, 2013, File No. 000-18926).

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Exhibit 2	Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2013, by and among Joe’s Jeans Inc., Fireman Capital CPF Hudson Co-Invest LP and Peter Kim (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926).

Exhibit 3	Form of Subordinated Convertible Note, dated as of September 30, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926)..

Exhibit 4	Registration Rights Agreement, dated as of September 30, 2013, by and among Joe’s Jeans and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926).

Exhibit 5 Exhibit 6	Confidentiality and Nondisclosure Agreement, dated as of July 15, 2015 Joint Filing Agreement dated as of August 13, 2015

[signature pages follow]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 13, 2015

FIREMAN CAPITAL CPF HUDSON CO-INVEST LP

By: Fireman Partners CPF GP LLC, its General Partner /s/ Daniel Fireman
By: Daniel Fireman Title: Managing Partner DANIEL FIREMAN /s/ Daniel Fireman

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Schedule A

Management of Fireman

The business office of all of the entities is the same as Fireman.

Name	Role and Principal Occupation
Fireman Partners CPF GP LLC, a Delaware limited liability company	General partner of Fireman
Fireman Capital Partners LLC, a Delaware limited liability company	Managing member of Fireman Partners CPF GP LLC
DF Capital LLC, a Delaware limited liability company	Sole member of Fireman Capital Partners LLC
Daniel Fireman	Managing member of Fireman Capital Partners LLC and sole member of DF Capital LLC
Jamie Hudson, a United States citizen	Managing director of Fireman

EXHIBIT 6

CONFIDENTIALITY AND NONDISCLOSURE AGREEMENT

THIS CONFIDENTIALITY AND NONDISCLOSURE AGREEMENT (this “Agreement”) is executed as of July 15, 2015 (the “Effective Date”), by and between Fireman Capital CPF Hudson Co-Invest (the “Recipient”) and Joe’s Jeans Inc. (together with its subsidiaries, the “Company”). The Company and the Recipient are sometimes referred to herein as a “Party”, or collectively, the “Parties”.

WHEREAS, the Recipient is considering a possible transaction (the “Transaction”) involving the Company; and

WHEREAS, the Company is prepared to make available to the Recipient and his Representatives (as defined below) certain Confidential Information (as defined below) for the sole purpose of the Recipient evaluating, negotiating, pursuing and/or consummating a Transaction involving the Company (the “Purpose”); and

WHEREAS, by execution of this Agreement, the Recipient agrees to the confidentiality and use restrictions set forth herein.

NOW, THEREFORE, in consideration of the promises and covenants contained in this Agreement, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each of the Parties, the Parties agree as follows:

1.                  Definition of Confidential Information. “Confidential Information” means all information or data (written, electronic or oral) provided at any time to the Recipient or his Representatives (as defined below) in connection with the Purpose, whether prior to, on, or following the Effective Date, and whether prepared by the Company, their representatives or affiliates or otherwise on the Company’s behalf, including without limitation, information regarding the Company’s actual and proposed business(es); historical and projected financial information; agreements; budgets; services; products; intellectual property; trade secrets; technical data; programs; techniques; processes; operations; know-how; strategies; forecasts; concepts; ideas; marketing plans; existing or potential customers, employees, vendors or suppliers; relationships with third parties and other third party information; and any information derived, summarized or extracted from any of the foregoing, including without limitation, those portions of reports, analyses, compilations, studies, interpretations, records, notes or other materials prepared by the Recipient or his Representatives or otherwise on his behalf that contain, are based on, or otherwise reflect or are generated from such information, including that stored on any computer, word processor or other similar device.

2.                  Restrictions on Disclosure and Use of Confidential Information.

(a)                The Recipient hereby agrees that the Confidential Information provided to the Recipient by or on behalf of the Company pursuant to this Agreement will be used by the Recipient solely for Purpose and for no other purpose. The Recipient shall keep the Confidential Information confidential and not disclose any of the Confidential Information to any person, except that the Recipient may disclose the Confidential Information or portions thereof (i) to those of his affiliates, partners, financial advisors, commercial banks, lending institutions, consultants, attorneys, accountants, other advisors, or other potential debt or equity financing sources (collectively, the “Representatives”) (a) who need to know such information for the purpose of assisting the Recipient in connection with the Purpose, and (b) who are informed by the Recipient of the confidential nature of the Confidential Information and the confidentiality and other obligations hereunder applicable to the Recipient and its Representatives, (ii) with the Company’s prior written consent, (iii) as provided in Section 3 or (iv) to Peter Kim and his Representatives, only in the event that Peter Kim has entered into a confidentiality agreement with the Company (in which case, treatment of such Confidential Information by such person shall be subject to the agreement between the Company and such person, and not this Agreement). The Recipient agrees to undertake reasonable precautions (i) to safeguard and protect the confidentiality of the Confidential Information and (ii) to prevent his Representatives from prohibited or unauthorized disclosure or uses of the Confidential Information. The Recipient shall be responsible for any breach of this Agreement by his Representatives, provided that Recipient will not be responsible for any breach by a Representative whose conduct constitutes a breach of independent obligations between such Representative and the Company. The term “person” as used in this Agreement shall be broadly interpreted to include without limitation any individual, governmental body, partnership, limited liability company, corporation or other entity. Without the prior written consent of the Company, other than as contemplated herein, neither the Recipient nor its Representatives will disclose to any person the fact that Confidential Information has been made available to him and his Representatives, that discussions or negotiations are taking place concerning a potential Transaction, or any terms, conditions or other facts with respect to the potential Transaction, including the status thereof. Notwithstanding anything to the contrary herein, nothing herein shall in any manner restrict the ability of the Recipient and its Representatives to engage in discussions and negotiations with any third party and such third party’s Representatives that may be negotiating a potential Transaction with the Company regarding such potential Transaction.

(b)               The term “Confidential Information” does not include information that: (i) the Recipient or a Representative already possessed at the time of disclosure provided that the source of such information is not, to the Recipient’s or such Representative’s knowledge, subject to restrictions on the right to transfer or disclose such information free of any legally binding or fiduciary obligation to the Company to keep such information confidential, (ii) the Recipient or a Representative independently developed without the use of any Confidential Information, (iii) the Recipient or a Representative received from a third party who is not, to the Recipient’s or such Representative’s knowledge, subject to restrictions on the right to transfer or disclose such information free of any legally binding or fiduciary obligation to the Company to keep such information confidential, or (iv) at the time of disclosure was publicly available prior to the Effective Date or thereafter becomes publicly available without any violation of this Agreement on the part of the Recipient or any of his Representatives.

3.                  Compelled Disclosure. In the event the Recipient or his Representatives are requested or required (by interrogatories, requests for information or documents, subpoenas, civil investigative demand or similar process) to disclose any of the Confidential Information, the Recipient will provide the Company, to the extent legally permissible and reasonably practicable, with prompt prior written notice so that the Company may, at the Company’s sole expense, seek a protective order or other appropriate remedy, or waive compliance, in whole or in part, by the

Recipient with the provisions of this Agreement. In the event that such protective order or other remedy is not obtained, or the Company waives compliance, in whole or in part, with the provisions of this Agreement, the Recipient will (a) furnish only that portion of the Confidential Information which is legally required as advised by counsel, (b) to the extent legally permissible and reasonably practicable, give advance notice to the Company of the Confidential Information to be disclosed as far in advance as is practical and (c) will make commercially reasonable efforts to request a protective order or obtain other reliable assurance that confidential treatment will be accorded the Confidential Information.

4.                  Return of Confidential Information. At any time upon the request of the Company, in its sole discretion, the Recipient and his Representatives shall promptly either (i) destroy all copies of the written Confidential Information in his or their possession or under his or their custody or control (including, to the extent practicable, that stored in any computer, word processor, or similar device) including, without limitation, any copies, summaries, notes, analyses, compilations, reports, extracts or other reproductions, in whole or in part, of such written, electronic or other tangible material or any other materials in written, electronic or other tangible format based on, reflecting or containing Confidential Information prepared by the Recipient or his Representatives, and confirm such destruction to the Company in writing or (ii) return to the Company all copies of the Confidential Information furnished to the Recipient by or on behalf of the Company in the Recipient’s possession or in the possession of his Representatives, except as otherwise required by applicable law or professional or regulatory standards or as may be stored in the Recipient’s or his Representatives’ electronic back-up and archival systems and provided that Recipient’s outside counsel may keep one copy of the Confidential Information for compliance purposes if required by bona fide policies and procedures implemented by Recipient’s outside counsel and to the extent that such information is reasonably likely to be required to be disclosed under applicable law in connection with the Purpose. Upon completion of the destruction or return of all of the Confidential Information (together with any copies thereof) in the possession of the Recipient or his Representatives, the Recipient shall certify in writing to the Company with respect to such destruction or return of the Confidential Information. Notwithstanding such return or destruction, all Confidential Information, including any Confidential Information maintained on any electronic back-up or archival system, will continue to be held confidential subject to the terms of this Agreement during the Term.

5.                  No License. All Confidential Information shall be and remain solely the property of the Company. Nothing in this Agreement shall be construed as granting the Recipient or his Representatives any right, title or interest in or to any patent, trademark, license, copyright or other right of the Company.

6.                  No Warranty. The Recipient understands that the Company shall have the right, in its sole discretion, to determine what information to make available to the Recipient in connection with the Purpose. The Recipient understands and acknowledges that neither the Company nor any of its officers, directors, employees, affiliates, stockholders, agents, representatives or controlling persons is under any obligation to make any particular information available to the Recipient in connection with the Purpose, or to supplement or update any Confidential Information previously furnished. The Recipient agrees that neither the Company nor any of its officers, directors, employees, affiliates, stockholders, agents, or controlling persons is making any representation or warranty in connection with a Transaction, express or implied, as to the accuracy or completeness of the Confidential Information, and each of the Company and such other persons expressly disclaims any and all liability to the Recipient or any other person that may be based upon or relate to (a) the use of the Confidential Information by the Recipient or any of his Representatives in connection with a Transaction or (b) any errors therein or omissions therefrom in connection with a Transaction. The Recipient further agrees that it is not entitled to rely on the accuracy and completeness of the Confidential Information in connection with a Transaction and that the Recipient will be entitled to rely solely on those particular representations and warranties in connection with a Transaction, if any, that are made to a purchaser in a definitive agreement relating to any Transaction when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement. For the avoidance of doubt, the term “Transaction” shall not include the Recipient’s exercise of any rights or remedies under the Existing Agreements (as defined below), and nothing herein shall prevent the Recipient from exercising all such rights and remedies.

7.                  No Commitment. The Recipient acknowledges and agrees that (a) the Company is free to conduct the process leading up to a possible Transaction as it, in its sole discretion, may determine, (b) the Company reserves the right, in its sole discretion, to change the procedures relating to the Company’s consideration of any Transaction at any time without prior notice to the Recipient or any other person, to reject any and all proposals made by the Recipient or any of his Representatives with regard to any Transaction, and to terminate discussions and negotiations with the Recipient with regard to any Transaction at any time and for any reason, and (c) unless and until a written definitive agreement concerning any Transaction has been executed (and then, only as provided in such agreement), neither the Company nor any of its officers, directors, employees, affiliates, stockholders, agents, advisors, representatives or controlling persons will have any legal obligation or any other liability to the Recipient of any kind whatsoever with respect to (i) any Transaction, whether by virtue of this Agreement, any other written or oral expression with respect to any Transaction, (ii) the procedures employed in connection therewith, or (iii) any representations with respect to any Transaction made by such persons, whether by virtue of this Agreement or any other written or oral expression. For purposes hereof, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on the Recipient’s part.

8.                  Inquiries for Information. Except as contemplated hereby, the Recipient agrees that all requests for additional information concerning the Company relating to the Purpose will be submitted or directed solely to Carl Marks, and not to any other person without the prior consent of the Company; provided that the foregoing shall not restrict the Recipient from communicating directly with any of the Company’s directors, officers or Representatives who may contact them, or from contacting and communicating with Peter Kim and his Representatives only in the event that Peter Kim has entered into a confidentiality agreement with the Company, in each case, regarding the Transaction or otherwise.

9.                  Securities Laws. The Recipient acknowledges that it is aware, and will inform his Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws prohibit any person who has material, non-public information about a company that was obtained directly or indirectly from that company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such other person is likely to purchase or sell such securities.

10.              Breach By a Representative. The Recipient agrees to be responsible for any breach of this Agreement by his Representatives, provided that Recipient will not be responsible for any breach by a Representative whose conduct constitutes a breach of independent obligations between such Representative and the Company. The Recipient agrees, at the Recipient’s sole expense, to take all commercially reasonable measures to restrain a Representative from disclosure or use of the Confidential Information in violation of this Agreement. Nothing in this paragraph shall be construed to limit the Company’s rights to take direct action against the Recipient or a Representative.

11.              Attorney-Client Privilege. To the extent that any Confidential Information may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Confidential Information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege and stamped and identified as such shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Nothing in this Agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

12.              Recipient Representations and Warranties. The Recipient hereby represents and warrants to the Company, that (i) the undersigned has the authority to enter into this Agreement, (ii) this Agreement has been duly executed and delivered by the Recipient and (iii) this Agreement constitutes a valid and binding agreement enforceable against the Recipient in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

13.              Equitable Relief. The Recipient acknowledges that the Company may be irreparably injured by a breach of this Agreement by the Recipient or his Representatives, and that monetary remedies at law would be inadequate to protect the Company against any actual or threatened breach of this Agreement, and, without prejudice to any other rights and remedies otherwise available, agrees to the granting of equitable relief, including injunctive relief and specific performance, in the Company’s favor without proof of actual damages, without any requirement of posting of bond.

14.              Term. Except as otherwise expressly provided herein, the obligations of the Parties under this Agreement will terminate on the earlier of (i) the six (6) month anniversary of the date of this Agreement (the “Term”) or (ii) the date of consummation of the Transaction pursuant to a definitive agreement between the Parties. Notwithstanding the foregoing, Paragraphs 8, 11, 13 and 15-20 shall survive the termination of this Agreement.

15.              Severability. The Recipient agrees that if any provision of this Agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this Agreement but shall be confined in its operation to the provision of this Agreement directly involved in the controversy in which such judgment shall have been rendered. This Agreement shall be binding upon the Parties and their respective successors and assigns.

16.              No Waiver. The Parties agree that no failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

17.              Entire Agreement; Other Matters; Amendment. This Agreement embodies the entire understanding between the Parties respecting the subject matter of this Agreement and supersedes any and all prior negotiations, correspondence, understandings and agreements between the Parties respecting the subject matter of this Agreement. For the avoidance of doubt, notwithstanding anything to the contrary in the Existing Agreements, the Recipient’s rights and obligations with respect to the use and disclosure of Confidential Information shall be governed by the terms of this Agreement during the Term. For the avoidance of doubt, nothing in Section 2 or elsewhere in this Agreement shall in any way restrict the use or disclosure by Recipient of Confidential Information in his capacity as an officer and employee of certain subsidiaries of Joe’s Jeans Inc. in the conduct of their businesses; provided however, that Recipient shall still be subject to any fiduciary duties under applicable law and his obligations under the Existing Agreements with respect to the use of such Confidential Information in his capacity as a director, officer and an employee of certain subsidiaries of Joe’s Jeans Inc. This Agreement shall not be modified except by a writing duly executed on behalf of the party against whom such modification is sought to be enforced. “Existing Agreements” means, collectively, the Employment Agreement, dated July 15, 2013, the Non-Competition Agreement, dated July 15, 2013, the Subordinated Convertible Note, dated September 30, 2013, the Registration Rights Agreement, dated September 30, 2013, the Stock Purchase Agreement, dated July 15, 2013, and Amendment No. 1 to the Stock Purchase Agreement, dated September 20, 2013. The terms of this Agreement are not intended to be, and shall not, supersede the rights and obligations of the Parties to the Existing Agreements as to the subject matter of the Existing Agreements.

18.              Assignment and Binding Effect. The Recipient may not assign this Agreement without the Company’s prior written consent, and any assignment in violation of this Agreement shall be void. This Agreement shall benefit and be binding upon the Parties to this Agreement and their respective successors and permitted assigns.

19.              Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflict of laws.

20.              Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. The exchange of copies of this Agreement and of executed signature pages by facsimile transmission or by electronic mail in “portable document format” (“.pdf”) or by a combination of such means, will constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of an original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or by .pdf shall be deemed to be their original signatures for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

JOE’S JEANS INC.

By: /s/ Lori Nembirkow

Name: Lori Nembirkow

Its: SVP, Legal & Compliance and Corporate Secretary

FIREMAN CAPITAL CPF HUDSON CO-INVEST

By: /s/ Jamie Hudson

Name: Jamie Hudson

Its: Managing Director

[Signature Page to Nondisclosure Agreement]

EXHIBIT 6

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (the “Schedule 13D”) with respect to the common stock of Joe’s Jeans Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

DATE:	August 13, 2015

FIREMAN CAPITAL CPF HUDSON CO-INVEST LP

By; Fireman Partners CPF GP LLC, its General Partner /s/ Daniel Fireman
By: Daniel Fireman Title: Managing Partner DANIEL FIREMAN /s/ Daniel Fireman Daniel Fireman